Exhibit 12
The AES Corporation and Subsidiaries
Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(in millions, unaudited)

	2016	2015	2014	2013	2012
Actual:
Computation of earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$137	$1,154	$1,443	$997	$79
Fixed charges	1,669	1,556	1,579	1,590	1,680
Amortization of capitalized interest	9	17	19	24	32
Distributed income of equity investees	14	16	28	2	5
Less:
Capitalized interest	(131)	(96)	(73)	(56)	(78)
Preference security dividend of consolidated subsidiary	(2)	(10)	(5)	(6)	(6)
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	(40)	(28)	(26)	(40)	(4)
Earnings	$1,656	$2,609	$2,965	$2,511	$1,708

Fixed charges:
Interest expense, debt premium and discount amortization	$1,509	$1,430	$1,485	$1,516	$1,580
Capitalized interest	131	96	73	56	78
Preference security dividend of consolidated subsidiary	2	10	5	6	6
Interest portion of rental expense (1)	27	20	16	12	16
Fixed charges	$1,669	$1,556	$1,579	$1,590	$1,680
Ratio of earnings to fixed charges	0.99	1.68	1.88	1.58	1.02

(1)	Calculated as one-third of rental expense, which is deemed to be representative of the interest factor in rental expense.